Exhibit 99.5

Fortuna reports consolidated financial results for the second quarter 2019

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, August 7, 2019: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net income of $10.3 million, adjusted net income of $7.2 million, and adjusted EBITDA of $27.2 million for the second quarter of 2019.

Jorge A. Ganoza, President and CEO, commented, “Our results in the second quarter reflect a strong financial performance in spite of a challenging price environment for silver, with adjusted net earnings per share of 6 cents, adjusted EBITDA margin of 40 percent, and free cash flow from ongoing operations of $15.4 million.” Mr. Ganoza continued, “As of the end of June, Lindero construction progress is 57 percent complete, with 98 percent of the direct capital expenditures committed, and over 70 percent of the total projected capital spent.” Mr. Ganoza added, “With mine production set to start in August and construction of the crushing and leach pad facilities progressing according to schedule we plan to initiate placing ore on the leach pad in the fourth quarter of 2019.”

Second quarter 2019 highlights

•	Sales of $67.9 million, compared to $73.7 million in Q2 2018
•	Net income of $10.3 million, compared to $11.2 million in Q2 2018
•	Adjusted net income[1] of $7.2 million, compared to $11.1 million in Q2 2018
•	Adjusted EBITDA[1] of $27.2 million, compared to $35.2 million in Q2 2018
•	Free cash flow from ongoing operations[1] of $15.4 million, compared to $9.1 million in Q2 2018 due largely to the impact of short-term movements in receivables and inventory
•	Silver and gold production of 2,387,225 ounces and 13,497 ounces, respectively
•	AISC[2] per silver equivalent ounce of payable silver was $11.3

Notes:

1. Refer to Non-GAAP Financial Measures and Forward-Looking Statements

2. AISC oz Ag Eq calculated at realized metal prices of $1,311/oz Au, $14.9/oz Ag, $0.9/lb Pb, and $1.3/lb Zn

Second Quarter 2019 Consolidated Results

Consolidated Financial Metrics	Three months ended June 30,			Six months ended June 30,
	2019	2018	% Change	2019	2018	% Change
(Expressed in $ millions except per share information)
Sales	$67.9	$73.7	(8%)	$126.9	$144.1	(12%)
Mine operating income	23.0	31.4	(27%)	44.5	62.7	(29%)
Operating income	15.7	22.4	(30%)	26.6	44.8	(41%)
Net income	10.3	11.2	(8%)	12.5	24.9	(50%)
Earnings per share (basic)	0.07	0.07	(0%)	0.08	0.16	(50%)

Adjusted net income[1]	7.2	11.1	(35%)	15.6	24.3	(36%)
Adjusted EBITDA[1]	27.2	35.2	(23%)	51.1	67.0	(24%)
Net cash provided by operating activities	24.0	21.9	10%	27.9	42.2	(34%)
Free cash flow[1]	(27.6)	(20.2)	(37%)	(61.6)	(7.8)	(690%)
Free cash flow from ongoing operations[1]	15.4	9.1	69%	17.5	28.0	(38%)
Capex
Sustaining	4.8	6.0	(21%)	9.4	9.2	3%
Non-sustaining	1.0	0.9	6%	1.7	1.1	58%
Lindero	62.0	12.8	383%	92.9	17.7	425%
Brownfields	1.8	2.3	(24%)	3.0	3.0	0%
				Jun 30, 2019	Dec 31, 2018	% Change
Cash, cash equivalents, and short-term investments				$77.2	163.3	(53%)

Total assets				$823.3	$786.5	5%
Non-current credit facility				$69.4	$69.3	0%
Shareholders' equity				$616.9	$602.8	2%
Notes:
1. Refer to Non-GAAP Financial Measures.
Certain comparative figures have been reclassified to conform to the current year presentation

Sales for the three months ended June 30, 2019 were $67.9 million, an 8% decrease from the $73.7 million reported in Q2 2018. The decrease in sales was due primarily to a decline in metal prices for silver, lead, and zinc of 10%, 21%, and 11%, respectively, which was partially offset by a 6% increase of silver ounces sold.

Operating income for the three months ended June 30, 2019 was $15.7 million, or $6.7 million lower than the $22.4 million reported for the comparable quarter in 2018. The decrease in operating income was due primarily to lower sales of $5.8 million and higher operating costs of $2.7 million at both the San Jose and Caylloma mines, and was partially offset by lower selling and general and administration expenses of $1.1 million related to lower share-based payment charges. Cash cost for the quarter and year-to-date at San Jose and Caylloma are within our annual cash cost guidance range. (Refer to Fortuna news release dated January 17, 2019. “Fortuna reports 2018 full year production of 12.8 million silver equivalent ounces and issues 2019 guidance”).

Net income for the three months ended June 30, 2019 was $10.3 million or $0.07 per share, an 8% decrease compared to $11.2 million or $0.07 per share reported in the same quarter in 2018.

Adjusted net income for the quarter was $7.2 million a decrease of 35% compared to $11.1 million reported in the same quarter of 2018. The main non-cash adjustments were unrealized commodity derivative losses, foreign exchange gains and deferred tax credits related to our Argentina construction activities. The effective tax rate, on an adjusted basis was 54% compared to 52% for the same quarter in 2018 and reflects a withholding tax on dividend repatriation of $1.4 million.

Adjusted EBITDA for the period was $27.2 million compared to $35.2 million in the comparable period in 2018. The decrease in adjusted EBITDA was due primarily to lower metal prices and higher operating costs.

Net cash provided by operating activities for the three months ended June 30, 2019 was $24.0 million compared to $21.9 million reported in Q2 2018, as the prior year was impacted by negative changes in working capital of $7.2 million compared to positive changes in the current quarter of $1.8 million.

Free cash flow from ongoing operations was $15.4 million, compared to $9.1 million in Q2 2018. For the six months ended June 30, 2019 free cash flow from ongoing operations was $17.5 million compared to $28.0 million for the comparable period in 2018.

Liquidity and capital resources

Total liquidity available to the Company as of June 30, 2019 was $157.2 million, which includes $80.0 million of available credit under our $150 million credit facility. At June 30, 2019, the Company had cash, cash equivalents, and short-term investments of $77.2 million (December 31, 2018 – $163.3 million). The decrease in cash reflects the increase in the pace of spending at the construction of the Lindero project.

Lindero gold Project

Construction at the Lindero 18,750 tpd open pit heap leach gold project located in the Province of Salta in Argentina is 57% complete. Approximately 98% of direct capital costs have been committed with all the major contractors at the construction site. Construction spending is accelerating and spending for the second quarter was $51.2 million (YTD spending - $92.8 million), an increase of 23% over the first quarter. Total project construction spending as at the end of June 30, 2019 was $216.2 million, of which approximately $31.5 million remains unpaid. The budget construction forecast to completion of the project is approximately $298.0 million. In addition, we expect to incur approximately $25 million of pre-production costs and supplies inventory along with $18 million of refundable value added taxes.

San Jose Mine, Mexico

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Mine Production
Tonnes milled	271,016	263,383	527,658	521,587
Average tonnes milled per day	3,045	2,987	3,003	2,998

Silver
Grade (g/t)	273	268	270	276
Recovery (%)	91	92	91	92
Production (oz)	2,157,225	2,084,013	4,156,718	4,269,926
Metal sold (oz)	2,317,922	2,187,880	4,174,210	4,199,140
Realized price ($/oz)	14.85	16.59	15.19	16.64

Gold
Grade (g/t)	1.68	1.86	1.70	1.90
Recovery (%)	90	92	90	92
Production (oz)	13,204	14,422	25,945	29,304
Metal sold (oz)	14,263	15,097	25,975	28,845
Realized price ($/oz)	1,311	1,299	1,313	1,315

Unit Costs
Production cash cost ($/t)	69.0	60.5	68.8	62.8
Production cash cost ($/oz Ag Eq)[1,2]	6.2	5.5	6.3	5.5
Unit net smelter return ($/t)	170.2	190.6	172.1	197.1
AISC ($/oz Ag Eq)[1,3]	9.3	8.9	9.0	8.6

Notes:

1 Production cash cost silver equivalent and All-in sustaining cash cost (“AISC”) silver equivalent are calculated using realized metal prices for each period respectively.
2. Production cash cost, Production cash cost silver equivalent, and AISC silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures in the associated MD&A for a description and calculation of these measures

Quarterly Results

The San Jose Mine produced 2,157,225 ounces of silver and 13,204 ounces of gold in the second quarter of 2019, which were 4% above and 8% below the comparable quarter in 2018. The higher silver production was due to a 2% higher head grade and a 3% higher mill throughput, while the lower gold production was due to a 10% lower head grade compared to the same quarter in 2018.

Cash cost per tonne of processed ore for the second quarter ended June 30, 2019 increased 14% to $68.99 per tonne (refer to Non-GAAP Financial Measures) compared to $60.47 per tonne for the comparable quarter in 2018. The increase in cash cost was due to higher mining costs related to blasting and rock support and partially offset by lower dry-stack tailings operating costs. Cash cost for the quarter and year-to-date are within our 2019 annual cash cost guidance of between $63.5 to $70.1 per tonne (refer to Fortuna news release dated January 17, 2019. “Fortuna reports 2018 full year production of 12.8 million silver equivalent ounces and issues 2019 guidance”).

Caylloma Mine, Peru

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Mine Production
Tonnes milled	133,548	134,123	263,698	263,743
Average tonnes milled per day	1,501	1,507	1,498	1,499

Silver
Grade (g/t)	64	65	65	63
Recovery (%)	84	85	84	85
Production (oz)	230,000	237,303	463,836	452,848
Metal sold (oz)	233,463	226,222	471,332	446,511
Realized price ($/oz)	14.89	16.54	15.23	16.66

Lead
Grade (%)	2.61	2.65	2.67	2.69
Recovery (%)	91	92	91	91
Production (000's lbs)	6,976	7,187	14,148	14,226
Metal sold (000's lbs)	7,110	6,880	14,341	14,149
Realized price ($/lb)	0.86	1.08	0.89	1.11

Zinc
Grade (%)	4.22	4.27	4.30	4.29
Recovery (%)	90	91	90	90
Production (000's lbs)	11,173	11,436	22,469	22,465
Metal sold (000's lbs)	10,924	11,429	22,193	22,507
Realized price ($/lb)	1.25	1.41	1.24	1.48

Unit Costs
Production cash cost ($/t)	86.1	76.9	82.8	77.8
Production cash cost ($/oz Ag Eq)[1,2]	10.3	7.0	9.8	6.9
Unit net smelter return ($/t)	134.5	180.4	140.7	185.3
AISC ($/oz Ag Eq)[1,3]	13.5	10.4	13.2	10.1

Notes:

1 Production cash cost silver equivalent and All-in sustaining cash cost (“AISC”) silver equivalent are calculated using realized metal prices for each period respectively.
2. Production cash cost, Production cash cost silver equivalent, and AISC silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures in the associated MD&A for a description and calculation of these measures

Quarterly Results

The Caylloma Mine produced 7.0 million pounds of lead and 11.2 million pounds of zinc in the second quarter of 2019, which were 3% and 2% lower than the production for the comparable quarter in 2018. The decreased production was due to lower head grades of lead and zinc of 2.61% and 4.22%, respectively. Silver production totaled 230,000 ounces or 3% lower than the production for the comparable quarter in 2018.

Cash cost per tonne of processed ore was $86.11 (refer to Non-GAAP Financial Measures) and was 12% higher than the $76.88 cash cost per tonne for the comparable period in 2018. The higher cash cost was due primarily to higher mining costs related to preparation and support and higher on-site indirect costs. Cash cost for the quarter and year-to-date are within our 2019 annual cash cost guidance of between $80.0 to $88.4 per tonne (refer to Fortuna news release dated January 17, 2019. “Fortuna reports 2018 full year production of 12.8 million silver equivalent ounces and issues 2019 guidance”).

Non-GAAP Financial Measures

The following tables represent the calculation of certain Non-GAAP Financial Measures as referenced in this news release.

Income Statement Reconciliation to Adjusted Net Income for the Three Months Ended June 30, 2019

(Expressed in $ millions, except per share information)	Q2 2019	Adjust.	Q2 2019 Adjusted	Q2 2018	Adjust.	Q2 2018 Adjusted
Sales	$67.9	$-	$67.9	$73.7	$-	$73.7
Cost of sales	44.9	0.1	45.0	42.3	-	42.3
Mine operating income	23.0	(0.1)	22.9	31.4	-	31.4
Selling, general and administration	7.0	(0.1)	6.9	8.0	-	8.0
Exploration and evaluation	0.3	-	0.3	0.3	-	0.3
Share of loss (income) of equity-accounted investee	0.1	(0.1)	-	-	-	-
Foreign exchange loss (gain)	(0.2)	0.7	0.5	(0.5)	-	(0.5)
Impairment reversal	-		-	-	-	-
Other (income) expenses, net	0.1	-	0.1	1.1	(0.8)	0.3
Operating Income	15.7	(0.6)	15.1	22.4	0.8	23.2
Interest and finance costs	(0.1)	0.1	(0.0)	0.2	-	0.2
Gain (loss) on financial assets and liabilities carried at fair value	0.3	0.3	0.6	2.5	(2.9)	(0.4)
Income before taxes	15.9	(0.2)	15.7	25.1	(2.1)	23.0
Current income tax expense	9.9	0.1	10.0	12.2	(0.9)	11.3
Deferred income tax recovery	(4.2)	2.7	(1.5)	1.7	(1.1)	0.6
Net income and adjusted net income	$10.2	$(3.0)	$7.2	$11.2	$(0.1)	$11.1
Earnings per share - basic	$0.07	$(0.03)	$0.04	$0.07	$0.01	$0.08

Note: Certain figures may not add due to rounding and certain comparative figures have been reclassified to conform to the current year presentation

Income Statement Reconciliation to Adjusted Net Income for the Six Months Ended June 30, 2019

(Expressed in $ millions, except per share information)	YTD 2019	Adjust.	YTD 2019 Adjusted	YTD 2018	Adjust.	YTD 2018 Adjusted
Sales	$126.9	$-	$126.9	$144.1	$-	$144.1
Cost of sales	82.4	0.1	82.5	81.4	-	81.4
Mine operating income	44.5	(0.1)	44.4	62.7	-	62.7
Selling, general and administration	13.5	0.1	13.6	14.9	-	14.9
Exploration and evaluation	0.5	-	0.5	0.4	-	0.4
Share of loss (income) of equity-accounted investee	0.1	(0.1)	-	(0.2)	0.2	-
Foreign exchange loss	3.5	(2.3)	1.2	1.7	-	1.7
Other (income) expenses, net	0.3	-	0.3	1.1	(0.8)	0.3
Operating Income	26.6	2.2	28.9	44.8	0.6	45.4
Interest and finance costs	0.0	0.2	0.2	(0.3)	0.5	0.2
Gain (loss) on financial assets and liabilities carried at fair value	(1.2)	2.6	1.4	2.9	(4.2)	(1.3)
Income before taxes	25.5	5.0	30.5	47.4	(3.1)	44.3
Current income tax expense	18.5	0.8	19.3	22.0	(1.3)	20.7
Deferred income tax expense (recovery)	(5.6)	1.1	(4.5)	0.5	(1.3)	(0.8)
Net income and adjusted net income	$12.6	$3.1	$15.6	$24.9	$(0.6)	$24.3
Earnings per share - basic	$0.08	$0.02	$0.10	$0.16	$(0.08)	$0.08

Note: Certain figures may not add due to rounding and certain comparative figures have been reclassified to conform to the current year presentation

Adjusted EBITDA

(Expressed in $ millions)	Q2 2019	Q2 2018	YTD Q2 2019	YTD Q2 2018
Net Income for the period	$10.3	$11.2	$12.5	$24.9
Add back:
Foreign exchange, Lindero project	(0.7)	-	2.2	-
Net finance items	-	(0.2)	(0.2)	0.2
Depreciation, depletion, and amortization	11.4	11.9	20.5	22.6
Income taxes	5.7	13.9	12.9	22.5
Share of loss (income) of equity-accounted investee	0.1	-	0.1	(0.2)
Other non-cash items	0.4	(1.6)	3.1	(3.1)
Adjusted EBITDA	$27.2	$35.2	$51.1	$67.0

Free cash flow and free cash flow from ongoing operations

(Expressed in $ millions)	Q2 2019	Q2 2018	YTD Q2 2019	YTD Q2 2018
Free Cash Flow
Net cash provided by operating activities	$24.0	$21.9	$27.9	$42.2
Less: Purchases of mineral properties, plant and equipment	(5.6)	(8.7)	(13.3)	(15.7)
Less: Expenditures on Lindero Project	(51.2)	(7.6)	(77.0)	(11.8)
Less: Deposits on long term assets, net	9.1	(21.1)	(0.7)	(23.2)
Less: Current income tax expense	(9.9)	(12.2)	(18.5)	(22.0)
Add: Income taxes paid	6.0	7.5	20.0	22.7
Free cash flow	$(27.6)	$(20.2)	$(61.6)	$(7.8)
Add: Expenditures on Lindero Project	51.2	7.6	77.0	11.8
Add: Greenfield capital expenditures	0.9	1.2	1.5	1.5
Add: Deposits on long term assets - Lindero Project	(9.1)	20.5	0.6	22.5
Free cash flow from ongoing operations	$15.4	$9.1	$17.5	$28.0

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at https://www.fortunasilver.com/investors/financials/2019/.

Conference call to review 2019 second quarter financial and operational results

A conference call to discuss the financial and operational results will be held on Thursday, August 8, 2019 at 9:00 a.m. Pacific | 12:00 p.m. Eastern. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/31124 or over the phone by dialing just prior to the starting time.

Conference call details:

Date: Thursday, August 8, 2019

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.844.369.8770

Dial in number (International): +1.862.298.0840

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 50688

Playback of the conference call will be available until August 22, 2019 at 12:00 a.m. Eastern. Playback of the webcast will be available until August 8, 2020. In addition, a transcript of the call will be archived on the company’s website:

https://www.fortunasilver.com/investors/financials/2019/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the construction of the mine at the Lindero Project and the related costs of construction, timing of commissioning, and timing of commencement of commercial production; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; 2019 production and cost guidance; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna's mining and mine development activities; delays in the contruction at the Lindero Project, delays in the commissioning or commencement of commercial production at the Lindero Project; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.